

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2022

Michael Glimcher
Chief Executive Officer
BentallGreenOak Industrial Real Estate Income Trust, Inc.
399 Park Avenue
18th Floor
New York, NY 10022

> **Re: BentallGreenOak Industrial Real Estate Income Trust, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted September 30, 2022**
> **CIK No. 0001942722**

Dear Michael Glimcher:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-11

Cover Page

1. Please disclose the date the offering will end. See Item 501(b)(8)(iii) of Regulation S-K.

2. We note your disclosure regarding the acquisition of the "Seed Portfolio." However, we note that this is a joint venture you are entering into. Please clarify this, and disclose the percentage of this portfolio that you will hold after the acquisition.

Cautionary Note Regarding Foward-Looking Statements, page iv

3.   We note your references to forward-looking statements within the meaning of
the Private Securities Litigation Reform Act of 1995. Please be advised that the safe
harbor for forward-looking statements is inapplicable in this context, because you are not
currently a reporting company. See Section 27A(a)(1) of the Securities Act. Therefore,
please either delete all references to the Private Securities Litigation Reform Act or make
it clear that the safe harbor does not apply to this offering.

Prospectus Summary
What competitive strengths does the advisor offer?, page 4

4.   Please balance the discussion of the competitive strengths of your advisor with equally
prominent disclosure of the challenges you face and the risks and limitations that could
harm your business or inhibit your strategic plans. For example, but without limitation,
provide a discussion of any losses or adverse business developments for your advisor.
Further, in the prior performance section, please ensure that you provide all of the
disclosure requirement by Item 8 of Industrial Guide 5.

Can I request that my shares be repurchased?, page 17

5.   We note your disclosure that you may not terminate your share repurchase plan. Please
clarify that you may suspend the plan indefinitely and revise your risk factor on page 36 to
address this aspect. Additionally, please revise to clarify that shares issued to the advisor
as compensation may be repurchased under the plan.

Investment Portfolio, page 123

6.   We note that Sun Life is expected to contribute its indirect interest in a joint venture that
owns the Seed Portfolio to you and that the existing partners, including Sun Life,
acquired the Seed Portfolio on September 29, 2022 for an aggregate purchase price of
$934 million. Please clarify to us how you determined whether or not financial statement
information related to the joint venture and/or the Seed Portfolio are required to be
included within your registration statement.   Your response should include the facts and
circumstances that support your conclusion and references to any accounting guidance
you relied upon in coming to your conclusions.

7.   We note that two properties are still under development. Please clarify whether the
properties will be completed prior to your acquisition, and if not, when they will be
completed and who will be responsible for financing the remainder of the projects. If you
will be responsible, please clarify the amount that you anticipate expending to complete
the projects and revise your use of proceeds as appropriate.

Compensation, page 138

8. Please provide an example as to how all aspects of the performance participation allocation will be determined. Additionally, please clarify, if an NAV calculation is later determined to be materially incorrect, whether the special limited partner or advisor be required to reimburse you for any amount awarded beyond what should have been.

Net Asset Value Calculation and Valuation Guidelines, page 157

9. Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Experts, page 246

10. We note that the independent valuation firm is an expert. Please file the consent for this firm. Please refer to Section 7(a) and Rule 436 of the Securities Act.

General

11. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

12. Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external advisor.

13. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications

14. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief.

To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

15. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

16. Please submit all written sales material proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review such material. In addition, note that sales material must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales material prior to use for the duration of the registered offering.

You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel B. Honeycutt, Esq.